REDSTONE LITERARY AGENTS INC.
                           1842 East Campo Bello Drive
                                Phoenix, AZ 85022
                 Telephone (602)867-0160 Facsimile (602)865-7313
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                                                                   June 28, 2011

Mr. William H. Thompson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Redstone Literary Agents Inc.
    Registration Statement on Form S-1
    Filed March 30, 2011
    File No. 333-173164

Dear Mr. Thompson,

Thank you for reviewing our registration statement. In response to your comment letter, dated April 28, 2011, we have amended the Registration Statement on Form S-1 and provide the following information so that you may better understand our disclosure. Per your verbal request we have updated the financial statements through the quarter ended March 31, 2011.

GENERAL

1. We respectfully submit that the company does not consider itself to be a blank check company as defined in Rule 419 of Regulation C of the Securities Act of 1933. The company has a specific business plan and is seeking the funds to execute its business plan. Rule 419 of Regulation C promulgated under the Securities Act of 1933 applies to companies having no specific business plans other than to engage in a merger or acquisition with an unidentified company or companies, or other entity. We do not anticipate or intend to be used as a vehicle for a reverse merger or merge with or acquire another company in the foreseeable future. We are aggressively pursuing our business plan given the current financial status of the company and the fact that we were very recently incorporated. The corporation was formed for the purpose of executing a specific business plan developed by our founder, Mary S. Wolf, as set forth in the prospectus. We are moving forward with our development as defined in the business plan. Based upon the above, we believe we are not within the scope of Rule 419.

REGISTRATION STATEMENT COVER PAGE

2. We have added disclosure so that it is made clear that the shares will be sold at the fixed price of $0.015 per share for the duration of the offering.
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SUMMARY OF OUR OFFERING, PAGE 3

3.   We have included a summary discussion of our proposed business.

RISK FACTORS, PAGE 4

4. We have included a Risk Factor that addresses the fact that Ms. Wolf has no experience or background in representing authors or in the literary field.

WE WILL INCUR ONGOING COSTS AND EXPENSES FOR SEC REPORTING...., PAGE 6

5. We have revised our disclosure here and under "Market for Common Equity..." to disclose that we intend to contact a market maker and have them file an application on our behalf for quotation of the shares on the Over-the-Counter Bulletin Board. We have also disclosed that we estimate the process to take 3 to 6 months to complete and that as of the date of this filing, there have been no discussions or understandings between RLA and anyone acting on our behalf, with any market maker regarding participation in a future trading market for our securities.

USE OF PROCEEDS, PAGE 7

6. We did not include the Offering Expenses in the Use of Proceeds table because the expenses are being paid, as disclosed, from our cash on hand.

DILUTION, PAGE 7

7. We respectfully submit that the dilution is correct as is due to the estimated offering expenses being paid from cash on hand on not from the offering proceeds.

PLAN OF DISTRIBUTION, PAGE 8

8.   We have added the following disclosure at the beginning of this section:
     "Investors should be aware that there is currently no market for any of our shares. We cannot assure you that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop. There is also no assurance that if a public market for our securities is ever developed that it could be sustained."

DESCRIPTION OF OUR BUSINESS, PAGE 11

9.   We have added a discussion of how we will generate revenues.

10. We have disclosed that to date two authors have been approached in the lifestyle and wellness category. Both have self-published work previously and are looking to obtain representation for current draft manuscripts. These authors have been brought forward to RedStone through a PR contact

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     that has successfully represented this genres and her work resulted in best seller placements. Contracts for both authors are expected to be confirmed by late summer or early fall 2011. We will also use social media to promote our services for representation on Twitter and Facebook.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS..., PAGE 16

11. We have expanded the section to discuss current market trends and the uncertainties that may have a material impact on our Company.

PLAN OF OPERATION, PAGE 16

12. We have quantified the estimated costs for each of our milestones. We have also disclosed that we will require the proceeds from the offering to implement our business and how we will spend that money.

MARCH/APRIL 2011, PAGE 16

13. We have revised the milestones section to better disclose our plan of operation once we receive funding. We have also expanded the milestone to explain the term "commercialize a publishing contract".

MAY 2011, PAGE 16

14.  We have explained why it would be strategic to attend the Book Expo
     America.

JUNE-JULY 2011, PAGE 17

15.  We have explained a search engine optimazation campaign.

AUGUST - SEPTEMBER, 2011, PAGE 17

16.  We have added an explanation of "sourcing retail contracts".

OCTOBER - DECEMBER 2011, PAGE 17

17. We have expanded to discuss what we mean by "rotate with networking and PR support".

SIGNIFICANT EMPLOYEES, PAGE 19

18. We have revised to include the information required by Item 401(f) of Regulation S-K.

BACKGROUND INFORMATION ABOUT OUR OFFICER AND DIRECTOR, PAGE 19

19. We have added the disclosure that "An Enrolled Agent (EA) is a tax professional who has passed an IRS test covering all aspects of taxation, plus passed an IRS background check. Enrolled Agents have passed a two-day,

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     8-hour examination. The examination covers all aspects of federal tax law, including the taxation of individuals, corporations, partnerships, and various regulations governing IRS collections and audit procedures. Like CPAs and tax attorneys, EAs can handle any type of tax matter and represent their client's interests before the IRS. Unlike CPAs and tax attorneys, Enrolled Agents are tested directly by the IRS, and enrolled agents focus exclusively on tax accounting."

SIGNATURES, PAGE II-5

20. The second set of signatures has been revised to include the signature of our sole Director.

EXHIBIT 99.1

21.  The Subscription Agreement has been revised and the new agreement filed as
     Exhibit 99.1 to the amended Registration Statement.

Sincerely,


/s/ Mary S. Wolf
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Mary S. Wolf
CEO & Director


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